HEXION U.S. FINANCE CORP.

HEXION NOVA SCOTIA FINANCE, ULC

180 East Broad Street

Columbus, Ohio 43215

April 28, 2010

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Pamela Long, Assistant Director
Jessica Kane, Staff Attorney
Craig Slivka, Special Counsel

Re:	Supplemental Letter with respect to
Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC
Registration Statement on Form S-4 (File No. 333-165773)

Dear Ladies and Gentlemen:

Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC (together, the “Issuers”) are registering the exchange offer pursuant to the Registration Statement on Form S-4 (File No. 333-165773) (the “Exchange Offer”) in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Sherman & Sterling (available July 2, 1993). Each Issuer represents as follows:

1.	Such Issuer has not entered into any arrangement or understanding to distribute the securities to be received in the Exchange Offer (the “New Notes”) and, to the best of such Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes.

2.	Such Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes (a) could not rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (available April 13, 1988) and similar letters) and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.	Such Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.

Such Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes (as defined in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993) in connection with any resale of such New Notes.

5.	Such Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

a.	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

b.	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours, HEXION U.S. FINANCE CORP. HEXION NOVA SCOTIA FINANCE, ULC

By:	/s/ Ellen G. Berndt
Ellen G. Berndt Secretary